Exhibit 99.1

Silicon Motion Announces Preliminary 1Q 2010 Revenue

Taipei, Taiwan, April 16, 2010 – Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”), a leading fabless semiconductor company that designs, develops and markets semiconductor solutions for multimedia consumer electronics, today announced that expected revenue in the first quarter of 2010 will be stronger than the Company’s previous outlook. In addition, the Company has revised upwards fourth quarter 2009 obsolete inventory reserves and consequently revised downwards its fourth quarter 2009 gross margin.

The Company expects revenue in the first quarter of 2010 to increase sequentially 15% to 16%. This is a positive increase over the guidance provided by the Company in early February 2010 that revenue would be down 5% to up 5% sequentially.

Following the announcement of the Company’s unaudited fourth quarter 2009 results and following recent evaluation by the Company of the salability of parts in inventory, the Company now believes that because of rapidly changing market conditions and customer requirements, certain additional elements of its inventory are now obsolete. The reserves for obsolete inventory are considered subsequent events and therefore have been included within the Company’s fourth quarter 2009 results. Gross margin excluding stock-based compensation will decrease to approximately 27% to 28% from 42.2%, which was previously disclosed. Fourth quarter 2009 gross margin excluding stock-based compensation and reserves for obsolete and end-of-life products will decrease from 52.1% to 51.5%.

The Company expects first quarter 2010 gross margin excluding stock-based compensation to be in line with its previously communicated guidance of 46% to 48%.

Separately, as previously reported, the Company continues to assess impairment of goodwill and acquisition related intangible assets relating to its 2007 FCI acquisition. The Company anticipates announcing impairment charges in its upcoming earnings release, as well as in its 2009 Annual Report on Form 20-F.

“We are working to put the difficulties caused by the global economic recession behind us and get back to growing our business. We are delighted with the better than expected availability of NAND flash components, principally 3 bits per cell MLC, available to module makers and the increased procurement by our customers of our best-in-class 3 bits per cell MLC controllers. Our leading market share in 3 bits per cell MLC controllers is validation that our R&D investment in new technologies is paying off,” said Wallace Kou, President and CEO of Silicon Motion.

Silicon Motion is planning on releasing its first quarter 2010 results in either the last week of April or the first week of May 2010. Details on this as well as our earnings call will be provided in a separate announcement.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed of mobile TV IC solutions, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support notebook PC webcams and embedded graphics applications.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s updated expected first quarter 2010 guidance, revenue and gross margin, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the first quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit; the determination of the Company of the need to record a charge to earnings relating to certain impairments of assets in 2009, and the amounts of such impairments; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; integration of our recently announced acquisitions; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown as it effects us, our customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on July 14, 2009. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com

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